SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2003 (February 28, 2003)

THE NEWS CORPORATION LIMITED

(Name of Registrant)

2 Holt Street, Sydney, New South Wales, 2010, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Annexed hereto are copies of announcements by The News Corporation Limited (“News Corporation”) of its Second Quarter financial results for the quarter ended December 31, 2002 in US and Australian dollars.

Also annexed hereto is a copy of an announcement by Fox Entertainment Group, Inc. (“FEG”), an indirect, approximately 81% owned subsidiary of News Corporation, relating to FEG’s Second Quarter financial results for the quarter ended December 31, 2002.

Such announcement was filed with the Australian Stock Exchange and released in New York on February 12, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE NEWS CORPORATION LIMITED

Date:	February 28, 2003	By:	/s/ Arthur M. Siskind
Arthur M. Siskind Director

EXHIBIT INDEX

Exhibit		Page No. in Sequential Numbering System

A.	Announcement made by News Corporation of its financial results in Australian dollars for the quarter ended December 31, 2003.	6

B.	Announcement made by News Corporation of its financial results in US dollars for the quarter ended December 31, 2003.

C.	Announcement made by FEG of its financial results in US dollars for the quarter ended December 31, 2003.